SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

November 13, 2002

IFCO SYSTEMS N.V.
(Translation of registrant’s name into English)

“Rivierstaete” Amsteldijk 166
1079 LH Amsterdam, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A.

Ad Hoc Disclosure

IFCO Systems N.V. (the “Company”) has filed an ad hoc disclosure with the Frankfurt Stock Exchange on November 13, 2002 regarding the call of an Extraordinary General Meeting for the purpose of approving the Restructuring Agreement, dated September 18, 2002, by and among the Company, Schoeller Logistic Technologies Holding GmbH, Schoeller Logistic Systems GmbH and the Consenting Noteholders that are signatories thereto (the “Restructuring Agreement”) and other corporate actions necessary to implement the Restructuring Agreement. The ad hoc disclosure is attached to this report as Appendix A.

Press Release

The Company has made a press release dated November 13, 2002 regarding the signing of the Restructuring Agreement and its terms, including an exchange of the Company’s €200,000,000 10.625% Senior Subordinated Notes due 2010 held by Consenting Noteholders for ordinary shares and the issuance of warrants to the Company’s current shareholders. The press release is attached to this report as Appendix B.

Notice of Extraordinary General Meeting of Shareholders

The Company has called an Extraordinary General Meeting of its shareholders to be held on November 28, 2002, for the purpose of (i) adopting the 2000 annual accounts under Dutch generally accepted accounting principles, (ii) discharging the Board of Directors for the fulfillment of its duties during the financial year 2000, (iii) approving the Restructuring Agreement and the steps required to implement the restructuring of the Company as contemplated therein, (iv) making certain changes to the Board of Directors to implement provisions of the Restructuring Agreement, (v) reducing the Company’s issued capital, (vi) consolidating the Company’s existing ordinary shares, (vii) amending the Company’s Articles of Association, (viii) approving a Management Share Incentive Plan, and (ix) designating the Board of Directors as the corporate body authorized to issue shares, to grant rights to subscribe for shares and to limit or exclude pre-emptive rights. The Notice Calling a General Meeting is dated November 12, 2002 and is attached to this report as Appendix C (the “Notice”). The Notice will be sent on or before November 13, 2002, to all registered shareholders. The Notice will also be sent to all beneficial owners of shares on the Company’s New York share register and published in Germany for the benefit of all beneficial owners of shares on the Company’s German share register.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2002

IFCO SYSTEMS N.V. (Registrant)

By:	/s/ MICHAEL W. NIMTSCH
Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

APPENDIX A

IFCO Systems N.V. Board of Directors call Extraordinary General meeting

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

IFCO Systems N.V. Board of Directors call Extraordinary General meeting

Amsterdam, 13 November 2002 — IFCO Systems N.V. (Frankfurt:IFE); (,IFCO Systems, IFCO or the ,Company’) today announced that the Board of Directors has decided to call an Extraordinary General Meeting for 28 November 2002. The EGM is intended to seek approval of the Restructuring Agreement with noteholders (the ,Noteholders’) representing nearly 99% of the EUR 200 million 10 5/8% Senior Subordinated Notes due 2010 (the ,Notes’), and with the Schoeller Group entities who hold approximately 45.5% of the Company’s issued and outstanding share capital (the ,Restructuring Agreement’). The Restructuring Agreement, which was signed on 18 September 2002, sets forth the terms and procedure for the exchange of Notes (including principal, premium and interest thereon) held by these Noteholders for ordinary shares as agreed in principle on 28 June 2002, subject to certain conditions. These new ordinary shares will represent 90% of the Company’s issued and outstanding shares immediately after the restructuring.

The Restructuring Agreement provides that warrants will be issued to the current shareholders, whereby, depending on the Company’s equity valuation on 31 October 2005, the current shareholders, subject to the performance of the Company, could own up to 35%, together with the shareholding currently held, of the Company’s issued and outstanding shares post-restructuring after exercise of the warrants.

The EGM will also seek approval for other corporate actions required to implement the restructuring, specifically to authorize a reduction in capital, share consolidation and amendment of the Company’s Articles of Association, which will allow the Board of Directors to issue new shares to the consenting Noteholders. In order to implement the restructuring the Company’s share capital will be reduced in total by a factor of 2,000 in two separate steps. The extent of the reduction of the Company’s issued share capital has been computed by charging the Company’s accrued losses against its share capital without repayment of paid up (invested) capital. The Company also intends to cancel up to 3,461 ordinary shares that the Company owns. Following the reduction of share capital and new shares having been issued to the noteholders the share capital will amount to EUR 439,311.90, not taking into consideration a cancellation, if any, of shares owned by the Company.

APPENDIX B

For Immediate Release
Date: 13.November 2002
Frankfurt:(IFE)

IFCO Systems N.V., Consenting Noteholders and Principal Shareholders Sign Final Agreement on Debt Restructuring

IFCO Systems N.V., 13 November, (“IFCO” or the “Company”) today announced that it has signed a definitive restructuring agreement with noteholders representing nearly 99% of the Company’s EUR 200 million 10.625% Senior Subordinated Notes due 2010 (the “Notes”), and with the Schoeller Group entities who hold approximately 45.5% of the Company’s issued and outstanding share capital.

Pursuant to the restructuring agreement, consenting Noteholders will exchange their Notes for ordinary shares in the Company initially representing 90% of the Company’s issued and outstanding ordinary shares immediately post-restructuring. The exchange of Notes for ordinary shares will result in the elimination of a substantial amount of the Company’s debt. As part of the restructuring, consenting Noteholders have also agreed to remove most of the restrictive covenants applicable to any remaining Notes, offering the Company greater flexibility in its business going forward. Once negotiations are completed with the Company’s senior bank creditors, the restructuring will be implemented via a private subscription of the Notes for ordinary shares. The Company expects to complete the restructuring by the end of the year.

Depending on the Company’s future performance, current shareholders could own up to 35% of the Company’s pro forma share capital on a post-restructuring basis, after the exercise of warrants issued to them in the restructuring and based on the Company’s equity valuation on October 31, 2005. The Company’s new ordinary shares and warrants will be listed on the Frankfurt Stock Exchange.

Karl Pohler, IFCO’s Chief Executive Officer, commented: “We are very pleased to announce the signing of the agreement for the financial restructuring of IFCO, with the overwhelming support of almost 99% of the Company’s Noteholders. This means that we have overcome a significant hurdle in the financial restructuring of the Company. The completion of the restructuring will allow us to establish a healthy capital structure to facilitate continued development for IFCO and take advantage of our leading positions in the European and U.S. RPC markets and the U.S. pallet services industry.”

Christoph Schoeller, Chairman of IFCO, stated: “I look forward to the appointment of three new directors, representative of the consenting Noteholders in accordance with the Restructuring Agreement, who will strengthen the board of IFCO following this transaction. The Company and its management team can now devote their energies to building value for all of IFCO’s stakeholders.”

For further information, please contact:

IFCO Systems N.V.
Karl Pohler, Chief Executive Officer	Tel: +49 89 7449 1112
Michael Nimtsch, Chief Financial Officer	Tel: +49 89 7449 1121

Financial Advisors to the Company:
Gleacher & Company
Robert A. Engel, Managing Director	Tel: +44 207 484 1121
Kenneth Ryan, Director	Tel: +44 207 484 1133

Financial Advisors to the Ad Hoc Committee of Noteholders:
Close Brothers Corporate Finance Limited
Peter Marshall, Managing Director	Tel: +44 207 655 3100

Houlihan Lokey Howard & Zukin Capital
Joseph Swanson, Senior Vice President	Tel: +44 207 839 3355
Milos Brajovic, Vice President	Tel: +44 207 747 2722

The statements in this press release regarding management’s expectations, estimates and projections constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are subject to risks and uncertainties that could cause IFCO Systems’ results to differ materially from those expectations. Such risks and uncertainties include, but are not limited to: (1) the Company’s significant indebtedness; (2) the Company’s ability to complete a restructuring of its debt; (3) the cost and availability of financing for operations, capital expenditures, and contemplated growth; (4) the ability to comply with covenants of credit agreements to which IFCO Systems is a party and to make required payments of interest and principal; (5) the ability to comply with covenants of the indenture governing the Company’s senior subordinated notes and to make required payments of interest and principal; (6) IFCO Systems’ ability to effectively integrate its operations and achieve its operational and growth objectives; (7) the competitive nature of the container businesses, including returnable plastic containers, or RPCs, and pallets; (8) customer demand and business and economic cycles; (9) seasonality; (10) weather conditions; (11) availability and cost of used pallets; (12) changes in national or international politics and economics; (13) currency exchange rate fluctuations; and (14) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange. This announcement should be read in conjunction with the filings made by the Company with the U.S. Securities and Exchange Commission and the Frankfurt Stock Exchange. These filings disclose risk factors and other information that could cause actual results to materially differ from management’s expectations.

For more information please contact:
Gabriela Sexton
Investor Relations
IFCO Systems N.V.
Zugspitzstrasse 15
82049 Pullach—Germany
+49 89 744 91 223
email: Gabriela.Sexton@ifco.de

These materials are not an offer for sale of securities in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and management, as well as financial statements.

For the listing of the Company’s new ordinary shares and warrants on the Frankfurt Stock Exchange, a listing prospectus will be prepared. To the extent permissible under applicable securities laws, the Company will inform shareholders when and where the listing prospectus will become available.

APPENDIX C

IFCO SYSTEMS N.V.
“Rivierstaete”, Amsteldijk 166
1079 LH Amsterdam, The Netherlands
12 November, 2002

NOTICE CALLING A GENERAL MEETING

The shareholders of IFCO Systems N.V. (“Company”) are invited to the Extraordinary General Meeting that will be held on 28 November 2002 at 10.00 a.m. local time at the offices of Houthoff Buruma (being the Company’s Dutch Legal counsel), located at Parnassusweg 126, 1076 AT Amsterdam, The Netherlands.

The agenda for this general meeting is as follows:
1.	Opening.
2.	Adoption of the 2000 annual accounts.
3.	Discharge of the members of the Board of Directors for the fulfilment of their duties during the financial year 2000.
4.	Approval of the Restructuring Agreement and the steps required to implement the Restructuring of the Company as contemplated therein.
5.	Appointment of a representative of the Ad Hoc Committee of Noteholders as a member of the Board of Directors;
6.	Acceptance of the resignation of members of the Board of Directors under full discharge; Appointment of several members of the Board of Directors and determination of their remuneration.
7.	Reduction of the issued capital
8.
Share consolidation of the existing ordinary shares of the Company through a 10 for 1 consolidation of share capital and delegation of authority to the Board of Directors to effectuate such share consolidation.

9.	Two amendments of the articles of association and authorisation.
10.	Approval of a new Management Share Incentive Plan.
11.	Designation of the Board of Directors as the corporate body authorized to issue shares, to grant rights to subscribe for shares and to limit or exclude pre-emptive rights, for a period of five years.
12.	Closing.

The annual accounts, the Restructuring Agreement (as defined below), the proposal to reduce the issued capital, the draft of the first deed of (complete) amendment of the Articles of Association of the Company and the draft of the second deed of (partial) amendment of the Articles of Association are available at the offices of the Company in Amsterdam, the Netherlands and with CommerzBank AG (Kaiserplatz, 60261 Frankfurt am Main, Germany), being the paying agent as referred to in the rules relating to securities of the Frankfurt Stock Exchange.

Explanatory Notes to the Agenda of the General Meeting

The Company has issued EUR 200,000,000 10.625% Senior Subordinated Notes due 2010. On September 18, 2002, the Company, Schoeller Logistic Technologies Holding GmbH (“SLT”), Schoeller Logistic Systems GmbH (“SLS”) and the holders of the Notes signatory thereto (“Consenting Noteholders”) have entered into a restructuring agreement (“Restructuring Agreement”). Pursuant to the Restructuring Agreement, the Company, SLT, SLS and Consenting Noteholders have agreed to implement the restructuring of the Notes (“Restructuring”) which involves, among other things, cancellation of the Notes of Consenting Noteholders in consideration for the issuance of ordinary shares of the Company for the benefit of the Consenting Noteholders, representing 90% of the ordinary share capital of the Company immediately following the Restructuring (“Restructuring Shares”) to the Bank of New York as restructuring trustee for the Consenting Noteholders for the benefit of the Consenting Noteholders, in accordance with the terms and subject to the conditions set forth in the Restructuring Agreement.

The Restructuring Shares will be issued under exclusion of pre-emptive rights of existing shareholders. In addition thereto, a single tranche of freely transferable and assignable warrants (“Exchange Warrants”) will be issued to existing shareholders, convertible into up to 25% of the ordinary shares of the Company.

Should the above resolutions be adopted, then the Company will issue the Restructuring Shares and Exchange Warrants. For the listing of those securities on the Frankfurt Stock Exchange, a listing prospectus will be prepared. The Company will inform shareholders when and where the listing prospectus will become available.

Shareholders will only be considered as shareholders if they are registered in the shareholders register designated for that purpose by the Board of Directors and kept at the address above at the close of business on 21 November, 2002 (“Record Date”), irrespective of who at the time of the general meeting is entitled to the shares.

Shareholders and other parties with meeting rights, including beneficial owners of shares, who wish to attend the Extraordinary General Meeting (in person or by proxy) shall only have access to the meeting if they have expressed their desire to do so to the Company in writing at the address above no later than the Record Date. Holders of registered shares for which share certificates have been issued must also state the identifying numbers of their share certificates.

Shareholders who wish to be represented at the general meeting by means of a proxy, must notify the Company thereof and submit their proxy to the Company no later than on the Record Date. The Company and the Board of Directors are not soliciting proxies for the general meeting from registered shareholders, and no proxy statement will be distributed.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Karl Pohler
name: Karl Pohler
place: Pullach, Germany
date:12 November 2002